Exhibit 99.38

Legal*7968660.2 FOR IMMEDIATE RELEASE TSX Symbol: COA NASDAQ OMX (STOCKHOLM) Symbol: COA.ST COASTAL CONTACTS ANNOUNCES 2-FOR-1 SHARE CONSOLIDATION Vancouver, British Columbia - August 30, 2012 – Coastal Contacts Inc. (TSX: COA; NASDAQ OMX (STOCKHOLM): COA.ST) (“Coastal Contacts” or the “Company”), one of the largest online retailers of vision care products in the world, announces that it has filed Articles of Amendment to give effect to a share consolidation on the basis of two pre-consolidation common shares for each one post-consolidation common share (the “Consolidation”). Shareholders of the Company authorized the Consolidation at the Company’s Annual and Special Meeting of Shareholders held on April 20, 2012. The Company expects that its common shares will commence trading on the Toronto Stock Exchange on a consolidated basis at the opening on September 5, 2012 under the current symbol “COA” and new CUSIP number 19044R207. The Consolidation reduces the number of outstanding common shares of the Company from approximately 56.7 million to approximately 28.3 million. No fractional shares will be issued in connection with the Consolidation. The Company expects to mail letters of transmittal to the registered holders of its common shares on August 31, 2012, requesting that they forward their pre-Consolidation common share certificates to the Company’s transfer agent, Computershare Investor Services Inc., for exchange for new common share certificates representing their common shares on a post-Consolidation basis. About Coastal Contacts Inc.: Coastal empowers customers to easily browse, try on and buy eyewear — with the goal of saving time, money and sanity. With every pair of qualifying frames purchased, Coastal Contacts donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal Contacts designs, produces and distributes among the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Legal*7968660.2 For Further Information: Terry Vanderkruyk Vice President, Corporate Development Coastal Contacts Inc. 604.676.4498 terryv@coastal.com or Liolios Group Inc. Scott Liolios or Cody Slach 949.574.3860 COA@liolios.com Cautionary Note Regarding Forward-Looking Information and Statements Certain of the statements and information contained in this news release which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by use of the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions. Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Persons reading this news release are cautioned that forward-looking information and statements are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; our ability to implement our business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that we will not be successful in defending against litigation; dependence on the internet; and other factors referred to under the section entitled “Risk Factors” in our most recently filed Annual Information Form, dated December 14, 2011. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note. The forward-looking information and statements contained herein are made as of the date of this news release and we expressly disclaim any intent or obligation to update such information or statements except as required by applicable law.